

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Gregory Haskell
Chief Executive Officer
Innventure, Inc.
6900 Tavistock Lakes Blvd, Suite 400
Orlando, FL 32827

> **Re: Innventure, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2025**
> **File No. 333-292427**

Dear Gregory Haskell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas Short, Esq.